EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (Form S-3) of Exelixis, Inc. for the registration of common stock, with an aggregate initial offering price not to exceed $12,050,000, of our reports dated February 22, 2011, with respect to the consolidated financial statements of Exelixis, Inc. and the effectiveness of internal control over financial reporting of Exelixis, Inc. included in its Annual Report (Form 10-K) for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission, and to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-158792) and related Prospectus of Exelixis, Inc. incorporated by reference into this Registration Statement.

/s/ Ernst & Young LLP

Redwood City, California

February 9, 2012